UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.**)*
ENTERPRISE GP HOLDINGS L.P.
(Name of Issuer)
Units
(Title of Class of Securities)
293716-10-6
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street
10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
September 3, 2010
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     ** This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,648,357

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		106,648,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	106,648,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	76.6%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,162,804

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		25,162,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,162,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,830,743

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		76,830,743

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	76,830,743

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	55.2%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Estate of Dan L. Duncan, Deceased

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		591,066

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,988,744

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		591,066

WITH[1]	10	SHARED DISPOSITIVE POWER

		3,988,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,579,810

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3%

14	TYPE OF REPORTING PERSON

	OO - estate
1   Numbers reported on this page exclude all Units beneficially owned by the Dan Duncan LLC Voting Trust and the EPCO, Inc. Voting Trust. The Estate of Dan L. Duncan (the “Estate”) disclaims beneficial ownership of such Units. Additionally, Dr. Ralph S. Cunningham and Richard H. Bachmann, each independent co-executors of the Estate, disclaim beneficial ownership of all interests held by the Estate.

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,162,804

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		25,162,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,162,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DD Securities LLC 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,745,673

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,745,673

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,745,673

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) 51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,240,798

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		76,240,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	76,240,798

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	54.8%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Holdings, LLC 20-2133514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,162,804

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		25,162,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,162,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,162,804

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		25,162,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,162,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,830,743

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		76,830,743

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	76,830,743

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	55.2%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO/Fantome, LLC 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,830,743

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		76,830,743

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	76,830,743

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	55.2%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Company (formerly EPCO, Inc.) 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		76,830,743

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		76,830,743

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	76,830,743

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	55.2%

14	TYPE OF REPORTING PERSON

	CO

Item 1. Security and Issuer.
     This Schedule 13D relates to the units representing limited partner interests (the “Units”) in Enterprise GP Holdings L.P., a Delaware limited partnership (the “Issuer” or “EPE”), whose principal executive offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     This Schedule 13D represents (i) Amendment No. 9 to the Schedule 13D originally filed by certain reporting persons with the Commission on September 9, 2005, as amended by Amendment No. 1 thereto, filed February 15, 2007, Amendment No. 2 thereto, filed May 18, 2007, Amendment No. 3 thereto, filed on February 29, 2008, Amendment No. 4 thereto, filed February 5, 2009, Amendment No. 5 thereto, filed April 29, 2009, Amendment No. 6 thereto, filed July 1, 2009, Amendment No. 7 thereto, filed May 19, 2010 and Amendment No. 8 thereto, filed August 23, 2010 (the “Original Schedule 13D”); and (ii) Amendment No. 3 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed May 19, 2010 and Amendment No. 2 thereto filed August 23, 2010 (the “Duncan Trustee Schedule 13D”), that included the initial filing on Schedule 13D by the Estate of Dan L. Duncan.
Item 2. Identity and Background.
     Item 2 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and restated in their entirety as follows:
     This Schedule 13D is being filed by (i) Randa Duncan Williams, a citizen of the United States of America residing in Houston, Texas (“Ms. Williams”); (ii) the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”); (iii) the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”); (iv) the estate of Dan L. Duncan (the “Estate”) by the independent co-executors of the Estate (the “Executors”); (v) Dan Duncan LLC, a Texas limited liability company (“DD LLC”), (vi) DD Securities LLC, a Texas limited liability company (“DD Securities”), (vii) Duncan Family Interests, Inc., a Delaware corporation (“DFI”), (viii) DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), (ix) DFI GP Holdings L.P., a Delaware limited partnership (“DFI GP Holdings”), (x) EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), (xi) EPCO/Fantome, LLC, a Delaware limited liability company (“Fantome”), and (xii) Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO,” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, the Estate, DD LLC, DD Securities, DFI, DFI Holdings, DFI GP Holdings, EPCO Holdings and Fantome, the “Reporting Persons”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D or the Duncan Trustee Schedule 13D, as applicable.
     Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust, an independent co-executor of the Estate and a beneficiary of the Estate. Ms. Williams is currently Chairman and a Director of EPCO and a Director of EPE Holdings, LLC, the general partner of the Issuer (“EPE Holdings” or the “General Partner”). The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of the Estate as the economic owner of the membership interests succeeding Dan L. Duncan. The voting trustees under the DD Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. Each of the DD LLC Trustees is also currently a director of EPE Holdings. The DD LLC Trustees collectively obtained record ownership of the membership interests of DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification. The DD Trust Agreement is governed by Texas law. The address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

     The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Estate as the economic owner succeeding Dan L. Duncan. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The independent co-executors of the Estate were appointed on April 27, 2010. The current independent co-executors of the Estate are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The business address of the Estate and the Executors is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Dr. Cunningham is currently the President, Chief Executive Officer and a Director of EPE Holdings. Dr. Cunningham is also a Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC. Dr. Cunningham is a U.S. citizen.
     Mr. Bachmann is currently the Executive Vice President and Chief Legal Officer of Enterprise Products GP, LLC (the general partner of Enterprise Products Partners L.P.). Mr. Bachmann is also currently Chief Executive Officer, President, Chief Legal Officer and a Director of EPCO, and Executive Vice President, Chief Legal Officer, Secretary and a Manager of DD LLC. Mr. Bachmann is also an Executive Vice President and a Director of EPE Holdings. Mr. Bachmann is a U.S. citizen.
     DD LLC is an entity currently owned economically by the Estate. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in the General Partner. The General Partner’s principal business address and principal office is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in (i) the General Partner, (ii) the Issuer, (iii) DFI Holdings and (iv) other personal investments of Dan Duncan now owned economically by the Estate. DD LLC’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DD Securities is an entity currently owned of record by the Estate, its sole member. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan now owned by the Estate. DD Securities’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO is an entity, a portion of whose capital stock is owned by the Estate through its ownership interest in the Class A Common Stock of EPCO. However, EPCO is controlled by the EPCO Trustees, who collectively hold a majority of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and the General Partner. In addition, EPCO provides employees and management and administrative services to certain other affiliate entities, including Enterprise Products Partners L.P., a publicly traded Delaware limited partnership (“EPD”), and its general partner, and Duncan Energy Partners L.P., a publicly traded Delaware limited partnership, and its general partner. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Fantome is a wholly owned subsidiary of EPCO. Fantome has no independent operations, and its principal function is to act as a financing subsidiary of EPCO in connection with certain real estate utilized by EPCO. Fantome’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

     EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations and its principal function is to directly and indirectly hold EPCO Holdings’ equity interests in (i) the Issuer, (ii) EPD and (iii) DFI GP Holdings. DFI’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.
     DFI Holdings owns a 1% general partner interest in DFI GP Holdings. DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly and indirectly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings, Fantome and DFI, and the managers and executive officers of DD LLC and DD Securities (collectively, the “Listed Persons”). There are no directors, managers or executive officers for DFI Holdings, which is managed by its sole member, DD LLC.
     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add each of the following paragraphs:
     Pursuant to the Support Agreement, dated as of September 3, 2010 (the “Holdings Support Agreement”), by and among EPD, on the one hand, and DD Securities, DFI GP Holdings, DD LLC, EPCO Holdings, DFI and DFI Delaware Holdings L.P. (“DFIDH”) (the “Holdings Affiliated Unitholders”) on the other hand, described in Item 4 of this Schedule, the Holdings Affiliated Unitholders agreed to vote their Units in favor of the Holdings MLP Merger described in Item 4 of this Schedule and certain transactions contemplated thereby. The Holdings Affiliated Unitholders entered into the Holdings Support Agreement as an inducement to EPD to enter into the Holdings MLP Merger Agreement and the Distribution Waiver Agreement described in Item 4 of this Schedule, and the Issuer did not pay any additional consideration to the Holdings Affiliated Unitholders in connection with the voting rights set forth in the Holdings Support Agreement. The descriptions of the Holdings Support Agreement, the Holdings Mergers and the Holdings Merger Agreements in Item 4 of this Schedule are incorporated into this Item 3 by reference.
Item 4. Purpose of the Transaction.
     Item 4 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add each of the following paragraphs:
     On September 3, 2010, EPD, Enterprise Products GP, LLC, (“EPD GP”), Enterprise ETE LLC, a Delaware limited liability company and a wholly owned subsidiary of EPD (“MergerCo”), the Issuer and EPE Holdings entered into an Agreement and Plan of Merger (the “Holdings MLP Merger Agreement”). Pursuant to the Holdings MLP Merger Agreement and immediately prior to the effective time of the Holdings MLP Merger (as defined below), the Issuer’s existing partnership agreement will be amended to provide for the transformation of the approximate 0.01% economic interest of the general partner in the Issuer owned by EPE Holdings into 13,921 Units representing an approximate 0.01% limited partner interest in the Issuer and a non-economic general partner interest in the Issuer (the “transformation”) in accordance with a Fourth Amendment to the First Amended and Restated Agreement of Limited Partnership of the Issuer substantially in the form attached as Annex A to the Holdings MLP Merger Agreement.

     Subject to the conditions set forth in the Holdings MLP Merger Agreement, immediately following the transformation and pursuant to the Holdings MLP Merger Agreement and an Agreement and Plan of Merger, dated as of September 3, 2010 (the “Holdings GP Merger Agreement” and, together with the Holdings MLP Merger Agreement, the “Holdings Merger Agreements”), by and among EPD GP, the Issuer and EPE Holdings, EPD GP (a wholly owned subsidiary of the Issuer) will merge with and into the Issuer with the Issuer surviving such merger, thus becoming the general partner of EPD (the “Holdings GP Merger”).
     Subject to the conditions set forth in the Holdings MLP Merger Agreement, immediately following the Holdings GP Merger, at the effective time of the Holdings MLP Merger, the Issuer will merge with and into MergerCo, with MergerCo surviving the merger as a wholly owned subsidiary of EPD (the “Holdings MLP Merger” and, together with the Holdings GP Merger, the “Holdings Mergers”). As a result of the Holdings MLP Merger and pursuant to the Holdings MLP Merger Agreement, EPE Holdings will become the non-economic general partner of EPD and all outstanding Units (other than Units held by the Issuer, EPD or their respective subsidiaries) will be converted into the right to receive common units representing limited partner interests in EPD (“EPD Common Units”). The 21,563,177 EPD Common Units currently owned by the Issuer will become treasury units and cancelled by EPD immediately after the Holdings MLP Merger.
     Under the terms of the Holdings MLP Merger Agreement, all outstanding Units (other than Units held by the Issuer, EPD or their respective subsidiaries) will be cancelled and converted into the right to receive EPD Common Units based on an exchange ratio of 1.5 EPD Common Units per Unit. No fractional EPD Common Units will be issued in the Holdings MLP Merger, and EPE unitholders will, instead, receive cash in lieu of fractional EPD Common Units, if any.
     Under the terms of the Holdings MLP Merger Agreement and a related Sixth Amended and Restated Agreement of Limited Partnership of EPD (substantially in the form attached as Annex C to the Holdings MLP Merger Agreement) to be executed at the closing of the Holdings MLP Merger, the current 2% economic general partner interest and the incentive distribution rights in EPD held by the Issuer will be cancelled, and the non-economic general partner interest in the Issuer held by EPE Holdings will be cancelled and converted into the right to receive the non-economic general partner interest in EPD.
     The Holdings MLP Merger Agreement contains customary representations and warranties and covenants by each of the parties. Completion of the Holdings MLP Merger is conditioned upon, among other things: (1) approval of the Holdings MLP Merger Agreement by EPE unitholders that own at least a majority of the outstanding Units; (2) applicable regulatory approvals; (3) the absence of certain legal injunctions or impediments prohibiting the transactions; (4) the effectiveness of a registration statement on Form S-4 with respect to the issuance by EPD of the EPD Common Units in connection with the Holdings MLP Merger; (5) the receipt of certain tax opinions; (6) approval for the listing of the EPD Common Units on the New York Stock Exchange; (7) the effectiveness of the Holdings GP Merger; (8) the execution of the Sixth Amended and Restated Agreement of Limited Partnership of EPD substantially in the form attached as Annex C to the Holdings MLP Merger Agreement; and (9) the execution of a Distribution Waiver Agreement by certain affiliates of EPCO substantially in the form attached as Annex D to the Holdings MLP Merger Agreement.
     The Holdings MLP Merger Agreement contains provisions granting both EPD and the Issuer the right to terminate the Holdings MLP Merger Agreement for certain reasons, including, among others, if the Holdings MLP Merger does not occur on or before December 31, 2010.
     The Holdings GP Merger Agreement contains customary representations and warranties and covenants by each of the parties. Completion of the Holdings GP Merger is conditioned upon, among other things: (1) the absence of certain legal impediments prohibiting the transactions; (2) applicable regulatory approvals; and (3) the conditions precedent contained in the Holdings MLP Merger Agreement having been satisfied.
     The Holdings GP Merger Agreement contains provisions granting both the EPD GP and the Issuer the right to terminate the Holdings GP Merger Agreement for certain reasons, including, among others, if the Holdings GP Merger does not occur on or before December 31, 2010.

     In connection with the Holdings MLP Merger Agreement, EPD entered into the Holdings Support Agreement. Pursuant to the Holdings Support Agreement, the Holdings Affiliated Unitholders, who directly own 105,739,220 Units (representing approximately 76% of the outstanding Units and a sufficient vote for approval of the Holdings MLP Merger Agreement if voted in favor therefor), agreed to vote their Units in favor of the adoption of the Holdings MLP Merger Agreement at any meeting of EPE unitholders. In addition, EPCO Holdings and DFIDH have agreed to execute a Distribution Waiver Agreement substantially in the form attached as Annex D to the Holdings MLP Merger Agreement at the closing of the Holdings MLP Merger. Under the Distribution Waiver Agreement, DFIDH will agree to designate and waive its rights to quarterly distributions of “Available Cash” with respect to a specified number of EPD Common Units over a five-year period: 30,610,000 EPD Common Units during the first four quarters following the closing of the merger; 26,130,000 EPD Common Units during the four quarters thereafter; 23,700,000 EPD Common Units during the four quarters thereafter; 22,560,000 EPD Common Units during the four quarters thereafter; and 17,690,000 EPD Common Units during the four quarters thereafter. EPCO Holdings will agree under the Distribution Waiver Agreement to perform certain obligations in the event DFIDH breaches its obligations under the agreement.
     The Holdings Support Agreement will terminate at 11:59 p.m. (Eastern time) on December 31, 2010 or upon the termination of the Holdings MLP Merger Agreement. In addition, the Holdings Affiliated Unitholders may terminate their obligations under the Holdings Support Agreement, including their obligations to execute and deliver the Distribution Waiver Agreement, (1) after any change in recommendation by the Issuer’s Audit, Conflicts and Governance Committee permitted under the Holdings MLP Merger Agreement, (2) any change in, or a failure to maintain, the Issuer’s Audit, Conflicts and Governance Committee’s “Special Approval” in accordance with the Issuer’s partnership agreement and (3) after the occurrence of certain specified changes in U.S. federal income tax law prior to the closing of the Holdings MLP Merger.
     The foregoing descriptions of the Holdings MLP Merger Agreement, the Holdings GP Merger Agreement, the Holdings Support Agreement and the Distribution Waiver Agreement are qualified in their entirety by reference to the full text of the agreements (including the annexes thereto), which are attached hereto as Exhibits 99.21, 99.22, 99.23 and Annex D to 99.21, respectively, and incorporated herein by reference.
     Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and supplemented by adding the following thereto:
     The information set forth under Items 3, 4 and 5, and the agreements set forth as Exhibits 99.21, 99.22 and 99.23, including any annexes, are incorporated by reference into this Item 6.
Item 7. Material to be Filed as Exhibits
     Item 7 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated in its entirety to read as follows:
99.1	Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of August 29, 2005 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on September 1, 2005).

99.2	First Amendment to First Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of May 7, 2007 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on May 10, 2007).

99.3	Second Amendment to First Amended and Restated Partnership Agreement of Enterprise GP Holdings L.P. dated as of December 27, 2007 (incorporated by reference to Exhibit 3.1 to Form 8-K/A filed on January 3, 2008).

99.4	Third Amendment to First Amended and Restated Partnership Agreement of Enterprise GP Holdings L.P. dated as of November 6, 2008. (incorporated by reference to Exhibit 3.4 to Form 10-Q filed on November 10, 2008).

99.5	EPE Unit L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on September 1, 2005).

99.6	First Amendment to EPE Unit L.P. Agreement of Limited Partnership dated August 7, 2007 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Duncan Energy Partners L.P. on August 8, 2007).

99.7	Second Amendment to EPE Unit L.P. Agreement of Limited Partnership dated July 1, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on July 7, 2008).

99.8	Third Amendment to EPE Unit L.P. Agreement of Limited Partnership dated December 2, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on December 2, 2009).

99.9	EPE Unit II, L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Enterprise Products Partners L.P. on February 28, 2007).

99.10	First Amendment to EPE Unit II, L.P. Agreement of Limited Partnership dated August 7, 2007 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by Duncan Energy Partners L.P. on August 8, 2007).

99.11	Second Amendment to EPE Unit II, L.P. Agreement of limited partnership dated July 1, 2008 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on July 7, 2008).

99.12	Third Amendment to EPE Unit II, L.P. Agreement of Limited Partnership dated December 2, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on December 2, 2009).

99.13	EPE Unit III, L.P. Agreement of Limited Partnership dated May 7, 2007 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on May 10, 2007).

99.14	First Amendment to EPE Unit III, L.P. Agreement of Limited Partnership dated August 7, 2007 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Duncan Energy Partners L.P. on August 8, 2007).

99.15	Second Amendment to EPE Unit III, L.P. Agreement of Limited Partnership dated July 1, 2008 (incorporated by reference to Exhibit 10.3 to the Current Report Form 8-K filed by Enterprise GP Holdings L.P. on July 7, 2008).

99.16	Third Amendment to EPE Unit III, L.P. Agreement of Limited Partnership dated December 2, 2009 (incorporated by reference to Exhibit 10.3 to the Current Report Form 8-K filed by Enterprise GP Holdings L.P. on December 2, 2009).

99.17	Agreement of Limited Partnership of Enterprise Unit L.P. dated February 20, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on February 26, 2008).

99.18	First Amendment to Agreement of Limited Partnership of Enterprise Unit L.P. dated December 2, 2009 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on December 2, 2009).

99.19	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners. (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons)

99.20	Joint Filing Agreement among the Reporting Persons dated May 18, 2010 (incorporated by reference to Exhibit 99.20 to the Schedule 13D filed by the Reporting Persons on May 18, 2010).

99.21	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise ETE LLC, Enterprise GP Holdings L.P. and EPE Holdings LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Enterprise Products Partners L.P. on September 6, 2010).

99.22	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products GP, LLC, Enterprise GP Holdings L.P. and EPE Holdings, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Enterprise Products Partners L.P. on September 6, 2010).

99.23	Support Agreement, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., DD Securities LLC, DFI GP Holdings, L.P. EPCO Holdings, Inc. Duncan Family Interests, Inc. Dan Duncan LLC and DFI Delaware Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise Products Partners L.P. on September 6, 2010).

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2010		RANDA DUNCAN WILLIAMS

(1)

Dated: September 15, 2010		The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement

The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting Trust Agreement

The ESTATE of DAN L. DUNCAN

	By:	(1)(2)(3)

Dated: September 15, 2010		DAN DUNCAN LLC

DFI HOLDINGS, LLC
By: DAN DUNCAN LLC, its sole member

DFI GP HOLDINGS L.P.
By: DFI HOLDINGS, LLC, its general partner
By: DAN DUNCAN LLC, its sole member

ENTERPRISE PRODUCTS COMPANY

	By:	(3)

(1)	/s/ Randa Duncan Williams

Randa Duncan Williams, individually and in the capacities set forth below, as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement;
Trustee of the EPCO, Inc. Voting Trust Agreement; and
Independent Co-Executor of the Estate of Dan L. Duncan.

(2)	/s/ Ralph S. Cunningham

Dr. Ralph S. Cunningham, in the capacities set forth below as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement;
Trustee of the EPCO, Inc. Voting Trust Agreement; and
Independent Co-Executor of the Estate of Dan L. Duncan.

(3)	/s/ Richard H. Bachmann

Richard H. Bachmann, in the capacities set forth below as applicable for the reporting persons noted above: Trustee of the Dan Duncan LLC Voting Trust Agreement;
Enterprise GP Holdings LP Schedule 13D Signature Page

Trustee of the EPCO, Inc. Voting Trust Agreement;
Independent Co-Executor of the Estate of Dan L. Duncan;
Executive Vice President, Chief Legal Officer and Secretary of Dan Duncan LLC; and
President and Chief Executive Officer of Enterprise Products Company.

Dated: September 15, 2010	DD SECURITIES LLC

EPCO HOLDINGS, INC.

EPCO/FANTOME, LLC

	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President, Chief Financial Officer and Treasurer of DD Securities LLC
President and Chief Executive Officer of EPCO Holdings, Inc.
President and Chief Executive Officer of EPCO/Fantome, LLC

Dated: September 15, 2010	DUNCAN FAMILY INTERESTS, INC.

	By: /s/	Darryl E. Smith
Darryl E. Smith
Treasurer
Enterprise GP Holdings LP Schedule 13D Signature Page

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS COMPANY
     Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director;

Co-Chairman of EPCO Holdings, Inc, and Director of EPE Holdings, LLC

Richard H. Bachmann	Chief Executive Officer, President, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer, Secretary and Director of EPCO Holdings, Inc., Executive Vice President and Director of EPE Holdings, LLC; Executive Vice President, Chef Legal Officer and Secretary of Enterprise Products GP, LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

Ralph S. Cunningham	Vice Chairman and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; President, Chief Executive Officer and Director of EPE Holdings, LLC

Michael A. Creel	Director;

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Director of Enterprise Products GP, LLC

W. Randall Fowler	Chief Financial Officer and Director;

President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products GP, LLC and EPE Holdings, LLC

Appendix A - 1

Name	Position with EPCO, Other Present Principal Occupation

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of EPCO Holdings, Inc., Enterprise Products GP, LLC, and EPE Holdings, LLC

Patricia A. Totten	Vice President, General Counsel and Secretary

Appendix A - 2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation

Randa Duncan Williams	Co-Chairman;

Director of EPE Holdings, LLC; Chairman and Director of EPCO;

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director

Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC; Executive Vice President of EPE Holdings, LLC; Director of EPE Holdings, LLC; Chief Executive Officer, President, Chief Legal Officer and Director of EPCO; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

Director of EPCO; President, Chief Executive Officer and Director of Enterprise Products GP, LLC;

W. Randall Fowler	President, Chief Executive Officer and Director;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Financial Officer and Director of EPCO;

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, EPE Holdings, LLC and EPCO.

Appendix A - 3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO/FANTOME, LLC
     Directors and Executive Officers of EPCO/Fantome, LLC (“Fantome”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Fantome. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with Fantome; Other Present Principal Occupation

Randa Duncan Williams	Co-Chairman;

Chairman and Director of EPCO, Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director;

Chief Executive Officer, President, Chief Legal Officer, and Director of EPCO, Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings; Executive Vice President and Director of EPE Holdings, LLC, Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

Director of EPCO, Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC,

W. Randall Fowler	President, Chief Executive Officer, and Director;

Chief Financial Officer and Director of EPCO, President, Chief Executive Officer and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President and Chief Financial Officer of Enterprise Products GP, LLC and EPE Holdings, LLC

Appendix A - 4

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.
     Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI, Other Present Principal Occupation

Andrew T. Panaccione	Director;

President of CSC Entity Services, LLC

Kari L. Johnson	Secretary;

Vice President — Client Services of CSC Entity Services, LLC

Mary Stawikey	President and Director;

Vice President – Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President – Client Services of CSC Entity Services, LLC

Appendix A - 5

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of EPCO Holdings; Executive Vice President and Director of EPE Holdings, LLC; Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of DD Securities LLC; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO;

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of DD Securities LLC; President, Chief Executive Officer and Director of EPE Holdings, LLC; Vice Chairman and Director of EPCO;

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Financial Officer and Director of EPCO; President, Chief Executive Officer and Director of EPCO Holdings;

Appendix A - 6

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
     Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of EPCO Holdings; Executive Vice President and Director of EPE Holdings, LLC; Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO;

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of Dan Duncan LLC; President, Chief Executive Officer and Director of EPE Holdings, LLC; Vice Chairman and Director of EPCO;

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC; Executive Vice President and Chief Financial Officer Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Financial Officer and Director of EPCO and President, Chief Executive Officer and Director of EPCO Holdings;

Appendix A - 7

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DFI HOLDINGS, LLC
     DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), has no separate officers and is managed by its sole member, Dan Duncan LLC. DFI Holdings is the general partner of DFI GP Holdings L.P. (“DFI GP Holdings”). DFI Holdings is a wholly owned subsidiary of DD LLC. DFI Holdings’ principal business purpose, as general partner of DFI GP Holdings, is to manage the business and operations of DFI GP Holdings. DFI Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A - 8